Exhibit 99.(a)(2)

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT TO

CERTIFICATE OF TRUST

Pursuant to Title 12, Section 3810(b) of the Delaware Statutory Trust Act, the undersigned Trust executed the following Certificate of Amendment:

1.	Name of Statutory Trust: WisdomTree Trust

2.	The Certificate of Amendment to the Certificate of Trust is hereby amended as follows:

The name and address of the Registered Agent in the State of Delaware is:

Corporation Trust Company 251 Little Falls Drive Wilmington, DE 19808

(set forth amendment(s))

3.	(Please complete with either upon filing or it may be a future effective date that is within 90 days of the file date) This Certificate of Amendments shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned have executed this Certificate on the 16th day of June, 2022 A.D.

By: /s/ Jonathan Steinberg
Trustee

Name: Jonathan Steinberg, Trustee
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